

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2023

Christa Davies
Chief Financial Officer
Aon plc
The Metropolitan Building
James Joyce Street
Dublin 1, Ireland D01 K0Y8

> **Re: Aon plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **File No. 001-07933**

Dear Christa Davies:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance